UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Gottex Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

28 State Street, 40th Floor

Boston, MA 02109

Telephone Number (including area code): (617) 532-0200

Name and address of agent for service of process:

William Woolverton

Gottex Trust

28 State Street, 40th Floor

Boston, MA 02109

With copies of Notices and Communications to:

Matthew R. DiClemente, Esquire

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Boston and the state of Massachusetts on the 13th day of September, 2013.

Gottex Trust (REGISTRANT)

/s/ William J. Landes

Name: William J. Landes

Title: President and Principal Executive Officer

Attest:

/s/ William H. Woolverton

Name: William H. Woolverton

Title: Vice President, Chief Legal Officer and Secretary